HIGH PLAINS CORPORATION 1996 ANNUAL REPORT

(Inside Front Cover)

Table of Contents (on far left side of page)

Selected Financial Data                   1

Letter to Stockholders                    2

Ethanol Outlook                           3

Management's Discussion and Analysis      6

Financial Statements                     10

Notes to Financial Statements            15

Auditors' Report                         21

Corporate Information     Inside Back Cover

Investor Information      Inside Back Cover




GRAPHS: 1994, 1995, 1996 - Millions of U.S. Dollars

Sales         $33.6    $52.8    $87.9

Total Assets  $48.9    $67.5    $75.1

Net Income    $(.9)    $ 6.1    $11.8

(Graphs placed on left side of page, just to the right of the Table of Contents. Placed one on top the other, down the entire page in a column.)

Corporate Mission Statement (placed in middle of page, running down the lenghth of the page)

Corporate Mission Statement / Corporate Profile

   Our Goal: Provide a vital product, Ethanol, that improves the quality of life, cleans our air, aids the American farmer and decreases our dependence on foreign oil.

Corporate Profile (placed on the right hand side of page, running down the length of the page)

   High Plains Corporation is the 6th largest in a U.S. field of approximately 60 Ethanol manufacturers. The Company produces at two state-of-the-art plants, one located in Colwich, Kansas and the other located in York, Nebraska, each producing approximately 20 million and 40 million gallons per year, respectively.

   The Company converts grain into Ethanol, distiller's grains both wet and dry (DDGs), and high purity carbon dioxide (CO2).
The Ethanol is sold for blending into gasoline nationwide. The
Company markets DDGs as livestock feed.

   High Plains was founded in 1980 and is headquartered in Wichita, Kansas.

Five Year Summary of Selected Financial Data

                                     For The Years Ended June 30,
                         -------------------------------------------------------------------
                            1996           1995         1994          1993          1992
INCOME                   -----------   -----------   -----------   -----------   -----------
Net Sales and Revenues   $87,925,409   $52,769,014   $33,566,271   $31,490,226   $30,226,939
Net Earnings (Loss)      $11,821,077   $ 6,072,407   $  (933,453)  $ 5,337,791   $ 2,051,936

BALANCE SHEET
Working Capital          $ 6,573,150   $  (538,322)  $(2,544,316)  $ 2,960,512   $ 1,560,674
Long-term Debt           $14,460,274   $19,052,272   $10,248,339   $       .00   $21,171,466
Total Assets             $75,096,095   $67,517,301   $48,915,483   $33,622,311   $29,676,592
Stockholders' Equity     $53,581,343   $40,250,738   $32,412,525   $32,331,610   $ 5,920,467

OPERATIONS
Gallons of Ethanol Sold   44,630,313    33,576,788    18,449,822    16,741,131    17,332,896
Tons of DDG Sold             130,082       107,325        64,662        54,502        57,457

PER SHARE
Earnings (Loss) Per
  Common And
  Dilutive Common
  Equivalent Share:
    Earnings (Loss)
      Before Extra-
      ordinary Item             $.74          $.39         $(.06)         $.46          $.27
    Extraordinary Item          $.00          $.00          $.00          $.07          $.00
    Net Earnings (Loss)         $.74          $.39         $(.06)         $.53          $.27

RATIOS
Book Value Per Share           $3.30         $2.60         $2.19         $2.19          $.71
Return on Total Assets           .19           .11          (.02)          .14           .11


For comparative purposes, prior year financial ratios and earnings per share have been restated to effect stock splits disclosed in these financial statements.

No cash dividends were declared per common share during the years shown above.



   Fiscal years 1995 and 1996 remind us what it means to be in a business that is affected by commodities. When a company takes appropriate steps to limit risks and plan ahead adequately, it can be a wonderful and lucrative business. You will note in our financial statements that we have just achieved a very outstanding year in terms of revenues, net profit, and cash flow. We prepaid our long-term debt and interest by over $8 million and we have in hand the necessary capital to begin operations for the upcoming year.

   I am sure everyone is aware of the recent, record high prices of corn and milo, which constitute the feedstock for our Ethanol plants. One and one-half years ago, we anticipated increasing corn prices due to the expected reductions of the 1994-1995 corn harvest. Corn prices also increased due to extremely high exports. This combination resulted in prices of corn exceeding $5.00 per bushel, which was more than double the price of $2.50 that was the average price paid over the last ten years. Since 40 percent of a bushel is required to produce one gallon of Ethanol, when the price per bushel is $5.00, the cost for just the feedstock necessary to produce that gallon of Ethanol is $2.00. When you add the other costs of production, total costs far exceeded the sales price of a gallon of Ethanol.

   Our industry has gone through a very difficult period in which plants were closed and some producers were forced into bankruptcy. In addition, ADM, the industry's largest producer, reduced their fuel Ethanol production by about 70 percent due to the high cost of feedstock. Our Company was in the position of having to deal with the same high feedstock costs. However, thanks to farsighted planning and having appropriate risk management policies in place, we purchased forward corn contracts early to lock in favorable prices.

   In early May, we decided that it was no longer the best economical choice to maintain production with the high cost of grain, even though we had forward contracted the corn. We could have continued producing with small profits as we consumed the corn feedstock we had under contract. We chose the alternative, which was to close both plants in the spring, with the anticipation of opening this fall at harvest. We sold our corn contracts for approximately $14 million. This turned out to be one of the best moves our Company has ever made and resulted in the most profitable year we have ever had.

   As of today, we have purchased milo feedstock at prices below $3.00 per bushel on the open market. Our Colwich, Kansas plant will open September 16, and we plan for the York, Nebraska plant, which is farther north and with a later local harvest, to open by October 1.

   Conditions have changed dramatically this fall. Not only have corn prices come back to a more reasonable level, but we anticipate much lower prices during and after harvest. Also, due to the industry's cutbacks, we have been able to sell a large part of our fall, winter, and spring production of Ethanol at prices exceeding the price levels of previous years.

   Today, we are issuing a news release announcing the acquisition of the majority of the equipment necessary to modify our York plant, so that it will have the capability of producing a higher quality industrial Ethanol. We have taken this step, because we have obtained a contract for the sale of this Ethanol which should result in an even higher level of profitability than fuel Ethanol sales. The anticipated profit from the industrial Ethanol sales should allow the majority of the cost of the modification of the York plant to be recovered within 12 months of production. More importantly, this should give us the ability in the future to sell Ethanol into not only the fuel grade market but also to the various industrial grade markets. The modifications to the York plant will permit us to produce either type of Ethanol by throwing a simple switch.

   I hope that we have relayed the enthusiasm and the optimistic outlook that we have for the coming year. We feel that we have gained a tremendous amount of experience in operating and succeeding in a commodity driven industry in such a volatile year, and feel that we are capable of meeting any changes in the commodity prices of the future.

   You will note by our financial statistics that we have just completed a record year in revenues and almost doubled our highest year in net profitability. We haven't seen our Company's stock prices react accordingly to that achievement. Instead, our stock appears recently to have reacted mostly in opposite directions to the movement of our feedstock prices. Obviously, this year's historically high price of corn has reduced our stock price. We now look for record to near record harvests which should lower costs and increase our profitability. If this relationship between grain costs and our stock's market price continues, lower grain prices could assist in an increase in the market price for our stock. Thank you for your support and look forward with us to a bountiful year.

Stanley E. Larson
Chairman of the Board
President and CEO

September 11, 1996

(Picture of Stan located left hand column, half-way down page)

ETHANOL OUTLOOK

What is the likelihood that the Ethanol industry will be affected by high corn prices in the future, as it was in 1996?

   1996 was a year in which we saw the price of corn increase from slightly over $2.00 per bushel to as high as $5.60 per bushel prior to the fall harvest. The year began with low corn inventories; and with a mediocre 7.5 billion bushel corn harvest in the U.S. and a weak harvest worldwide, supplies ran low while trying to satisfy the hunger for U.S. feedgrains.

   While there are some who indicate that we have seen the last of $2.50 per bushel corn due to constraints on grain production and on an ever-increasing worldwide demand, we think otherwise. We think that the U.S. corn market has started a grain accumulation phase, largely due to the recently signed Freedom to Farm legislation.

   Freedom to Farm provides U.S. producers government payments for seven years, with no strings attached. Farmers are free to grow as much of any crop that they wish. In the past, the U.S. Department of Agriculture (USDA) was able to control U.S. and world grain supplies through crop set aside and crop acreage reserve programs. These set aside programs either no longer exist or are being severely limited in conjunction with Freedom to Farm. Consequently, many experts expect grain production to occur on record acreage. Foreign planted acres are increasing, too. In addition, trendlines on crop yield per acre are continually increasing as a result of biogenetic advances and new farming technologies. Following a period of several normal growing seasons, large world inventories of grains could be accumulated which could be price depressing.

   While worldwide demand for feedgrains will undoubtedly increase, the only major elements to offset expected worldwide increases in grain production would be drought or lower prices.

Graphs:                     1994    1995    1996

ETHANOL SOLD
Millions of U.S. Gallons    18.4    33.6    44.6

STOCKHOLDERS' EQUITY
Millions of U.S. Dollars   $32.4   $40.3   $53.5

(located to the far right hand side of page, one on top the other in a column)

(Picture of Ray Friend, Executive Vice President and Chief Financial Officer located to the left of the graphs, half-way down page)

Are the Reformulated Gasoline (RFG) Program and the Federal Oxygen Program effective? What is happening currently, and are these programs expected to grow? (This is a continuation of Ethanol Outlook, it starts half-way down page 3, and carries over onto page 4)

   These clean air programs appear to be both extremely effective and economic, and we expect Ethanol usage in both of these programs to grow. In fact, the actual cost of RFG has been much lower than even the EPA expected in most areas, and the gasoline marketers are fulfilling their oxygenate requirements while they benefit from the extra octane that Ethanol provides.

   In addition, increased demand for Ethanol should occur from several other initiatives. For example, there are now seventeen E-85 refueling stations in the country, and that number is targeted to increase to forty before the end of 1996. E-85 is a fuel mixture containing 85 percent Ethanol and 15 percent gasoline. Automobile manufacturers are producing thousands of E-85 cars per year. The City of Los Angeles, California has determined that all 330 of their metropolitan buses will be converted over to burn Ethanol instead of methanol due to benefits such as reduced pollution, improved economics, and reduced maintenance costs.

   Below are some recent indicators that document the Ethanol industry outlook as bright:

- The EPA recently wrote a letter to the American Petroleum Institute in which they stated that RFG is much more effective in reducing air pollutants than the oil companies' low vapor pressure gasoline (low RVP).

- Automobile manufacturers have indicated that the drivability of automobiles on RFG is improved compared to those fueled with low RVP gasoline.

-   Ozone exceedences in 1996 were down from those in 1995.

- The effectiveness of oxygenated fuels, such as Ethanol, in reducing carbon monoxide emissions was again praised, this time by two Professors from the University of California at Berkeley.

- The California Air Resource Board concluded that the introduction of California Phase II RFG will result in a 50 percent decline in the amount of ambient benzene in Northern California.

- A recent General Accounting Office report shows that the use of oxygenated fuels such as Ethanol could significantly reduce our dependence on foreign oil. We currently import over 54 percent of our oil/gasoline needs.

- President Clinton has recently issued a statement that more areas that are currently in ozone attainment will be allowed to opt-in to the RFG program due to its economics and its effectiveness at pollution reduction.

- Due to its effectiveness and the low cost of RFG compared to other alternatives, the Association of Western Governors, many environmentalists and several prominent legislators have endorsed a National Reformulated Gasoline Program. With RFG's recent successes and with the support of members of Congress and the President, RFG could become the standard fuel required in all states.

- The EPA estimates that in the first full year of RFG, 1995, over 280,000 tons of pollution were removed from the air over America due to this program. As the RFG program grows, even more pollution will be removed.

(picture of York plant placed 2/3 way down page, running across entire width of page)

Why do oil companies and the legislators from oil producing states complain about the Federal excise tax incentive to utilize Ethanol fuel blends? (continuation of Ethanol Outlook, starts at the bottom of page 4 and carries over onto page 5)

   The answer is simple: gasoline is losing market share to Ethanol.

   Congress created the Federal Excise Tax Credit in an effort to stimulate the use of Ethanol for a variety of reasons. Several benefits from increased Ethanol production and use are the reduction of our economic and military dependence on foreign oil, cleaner air quality, the creation of a market to consume excess farmers' grain, the creation of domestic jobs, help in balancing our Federal budget through Ethanol production's economic development benefits and reduced military costs, reduction of our foreign trade deficit, and moving towards a more secure energy future for our children.

   Recognizing that every commonly used fuel and energy source, including nuclear, solar, oil, natural gas, and gasoline is subsidized, Congress established an Ethanol incentive in order for it to be competitive. The Federal incentive for Ethanol amounts to $.54 per gallon and is received by the fuel blender. Current oil/gasoline subsidization, that we are aware of, amounts to approximately $1.00 for every gallon of gasoline sold in this country, totalling nearly $125 billion per year. This doesn't include the cost of American lives lost defending oil sensitive areas. Gasoline has been subsidized for over seventy years. The subsidies include but are not limited to:

 1.  Federal and State intangible drilling expense write-offs
 2.  Federal and State depletion allowances
 3.  Exclusion from alternative minimum tax computation
 4.  Exclusion from passive loss limitations
 5.  Tax credits for alternative oil and gas recovery methods
 6.  Foreign trade deficit for oil at $50 billion per year
 7. Commerce Department programs to protect U.S. oil investments on foreign soil
 8. Foreign tax credits reducing overall income tax rates for oil companies to as low as 4%, while others pay as high as 50%
 9.  Access to low-cost reserves on Federal land
10.  Strategic Petroleum Reserve
11.  Research subsidies
12.  Cost of removing air pollution
13. Cost of oil spills on land and in water (both ecological and economic)
14.  Cost of adverse health effects of citizens
15.  Antitrust exemptions
16.  Price protection
17.  Military spending to protect oil sensitive areas

   Without the subsidies that benefit the domestic oil and gas industry, we would be close to total dependency on foreign energy sources, instead of the current 55 percent dependency. Consequently, we believe there is a need to continue to subsidize domestic oil and gas exploration. However, make no mistake; these benefits granted to the oil and gas industry, whether directly or indirectly, are still subsidies paid for by each of us as taxpayers. It is unrealistic and unfair to expect Ethanol to compete with a subsidized oil and gas industry that is unable to compete against foreign oil without subsidies of their own. If all energy subsidies were removed, Ethanol would be able to compete easily with gasoline.

(picture of York plant towers on page 5, right hand column, starting 1/3 of the way down the page, and extending to the end of the page)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

   High Plains derives revenue from the sale of Ethanol and Distiller's grain (DDG), a by-product of the Ethanol production process. The sales price of Ethanol historically has varied directly with the wholesale price of gasoline, which is primarily dependent upon the spot market for crude oil. In the past, Ethanol producers have been able to obtain a higher price per gallon than wholesale gasoline prices because of Federal excise tax rate reductions available to customers who blend Ethanol with gasoline and direct and indirect incentive payments from state governments.

   Recently, Ethanol sales prices have also reflected a premium due to oxygenate and octane enhancing properties of Ethanol. Demand for Ethanol products also affects price, which is influenced by the cost and availability of alternative oxygenate products. Two Federal programs established by the Clean Air Act amendments of 1990, (1) the Federal Oxygen Program, which became effective November 1, 1992, and (2) the Reformulated Gasoline
(RFG) program, which became effective on January 1, 1995, are increasing the demand for Ethanol.

   The Company believes that Ethanol and ETBE, an Ethanol based fuel additive with a low vapor pressure, are normally competitive in the market place. However, during the spring and summer of 1996, grain costs increased to record levels which caused many Ethanol producers, including the Company, to curtail their Ethanol production, making Ethanol more expensive and thus, inhibiting the manufacture of ETBE. Grain costs are currently returning to normal levels and Ethanol production has increased. This should provide for sufficient quantities of competitively priced Ethanol, to be used as an oxygenate, either as Ethanol or in the form of ETBE.

   The Company believes a 1995 ruling by the U.S. Treasury Department, which allowed the production and sale of ETBE to qualify for an excise tax exemption, will result in an increase in demand for ETBE and consequently Ethanol, ETBE's major ingredient. Legislative proposals initiated by certain legislators from oil producing states regularly attempt to reduce or eliminate Ethanol's excise tax exemption, eliminate the excise tax exemption for ETBE and reduce the tax benefits of Ethanol usage. To date these legislative proposals have not been successful, primarily because of resistance from other legislators and environmentalists who are aware of the economic and environmental benefits that result from the Ethanol and ETBE tax exemption. The Company believes that support for Ethanol is still strong at both the State and Federal government levels.

   The Company's primary grain feedstock for fiscal 1996, continues to be sorghum (also known as milo), however, the use of corn represented approximately 36% of total grains utilized for both of the Company's plants. Production at the Colwich, Kansas plant relied almost exclusively on sorghum as its grain feedstock, while production at the York, Nebraska facility relied on a mixture of approximately 53% corn and 47% sorghum. The cost of these grains is primarily dependent upon factors unrelated to those affecting the price of Ethanol. Sorghum prices generally vary directly with corn prices, and both are influenced by local grain supplies and market prices as well as world market conditions.

   As to the risk of increased grain prices, High Plains attempts to control this major operating cost by periodically employing certain strategies including grain trading and forward contracting. To this end, on July 1, 1995, the Company entered into an exclusive grain supply agreement with Farmland Industries, Inc. (Farmland) to supply all grain needs for the Company's Colwich, Kansas and York, Nebraska plants for one year with automatic renewal for one-year terms. The agreement may be terminated by either party at any time upon thirty days written notice. On June 30, 1996, this agreement was allowed to automatically renew. The Company believes the Farmland agreement has contributed to the Company's ability to minimize grain costs by providing the Company with access to a larger number of grain sources and to more complete feedgrain analysis and forecast information.

   During the fourth quarter of fiscal 1996, the Company sold all of its forward grain contracts, at a time when feedstock prices were at record level highs in comparison to the forward grain contract prices. Consequently, as of June 30, 1996, the Company held no forward grain contracts or feedstock inventories.

   The selling price of DDG, the Company's primary by-product, generally varies in accordance with sorghum and corn prices. Traditionally, as grain prices increase, the Company's DDG prices also increase and have resulted in an offset up to approximately one-half the effect of the grain price increase. DDG sales accounted for 25.0%, 20.8% and 17.9% of sales in fiscal 1994, 1995 and 1996, respectively.

   The Company has traditionally sold a majority of its Ethanol production based on spot market conditions during spring and summer. However, during the winter the Company continues to sell up to 80% of its Ethanol under fixed price forward contracts that secure Ethanol deliveries for customers and allow the Company to control its operating revenues by protecting the Company against spot market price changes. The ability to forward contract Ethanol sales at fixed prices during the winter months is a direct result of greater demand for Ethanol created by the Federal Oxygen Program, a recurring wintertime program.

   The Company normally sells all of its production volume and typically has less than two weeks inventory on hand. The increase in sales volume in 1996 over prior fiscal years is primarily due to the increased production contributed by the Company's York, Nebraska facility. In fiscal 1996, the Colwich plant produced
14.3 million gallons, a 19.7% decrease in Ethanol production from the 17.8 million gallons produced in fiscal 1995. The reduced 1996 production at the Colwich facility was primarily due to the temporary shutdown of the plant in May 1996. Production at the Colwich facility for fiscal 1996 reflects a 22.7% decrease from the 18.5 million gallons produced at the facility in fiscal 1994. In fiscal 1996, the York facility produced 29.2 million gallons, an 85.9% increase in Ethanol production above the 15.7 million gallons produced in fiscal 1995. The increased 1996 production at the York plant was primarily due to full operation of the plant until the May 1996 temporary shutdown, compared to only eight months of production for fiscal 1995, the York plant's start-up year.

   The Company has expanded the Colwich plant to a production capacity of approximately 20 million gallons per year, which management has determined is its maximum efficient level of production. The York plant was originally designed to produce 30 million gallons annually. However, in fiscal 1996, the York facility achieved production levels in excess of design capacity and produced at an annualized rate of approximately 35 million gallons in spite of down time for equipment repairs. Management believes the maximum efficient level of production has not yet been achieved due to the downtime noted above and the temporary shutdown of the plant in May 1996. Future volume growth beyond these maximum levels will be dependent upon improvements to the York facility, the success of any further expansions and the construction and operation of new Ethanol production facilities.

Temporary Shutdown of Plant Operations

   During the spring of fiscal 1996, corn and milo feedstock prices increased substantially compared to prior years, reaching record level highs. Prior to these increases, the Company had forward contracted grain purchases to insure the availability of grain at a fixed price. These contracts would have allowed continued operations through approximately August 1997. However, due to the substantial increases in grain prices which were in excess of the forward contracted levels, the Company sold all of its forward grain contracts for approximately $14 million net of commissions. As a result, grain supplies for production were reduced to on-site inventories, which were completely consumed by May 1996. Consequently, both the Colwich, Kansas and York, Nebraska plants were temporarily shutdown in May 1996, and as of June 30, 1996, were not operating. The majority of plant employees were temporarily furloughed during this shutdown and staff was reduced at the Company's headquarters.

   At the time of shutdown, the Company had unfilled delivery commitments for the sale of Ethanol and DDG for which insufficient inventory levels were held. Expenses incurred prior to year end related to these undelivered contracts for the sale of Ethanol and DDG were approximately $2.5 million. At June 30, 1996, the Company had outstanding commitments of approximately $292,000 for DDG and $629,093 for Ethanol. Final settlements are dependent on fluctuation in prices the Company may pay to fill the contracts should the plants not be in production to meet timely fulfillment of the contracts.

Subsequent Events

   In September 1996, the Company began rehiring furloughed employees for both the Colwich, Kansas and York, Nebraska plants. As the plants became fully staffed, preliminary testing of equipment began in preparation for a production start-up date set for no later than mid-October 1996. In addition, the Company has contracted to purchase approximately five million bushels of feedstock and expects to buy more as harvest progresses.

   Also, subsequent to year end the Company secured a $17 million contract to sell industrial grade Ethanol for a 12-month period beginning January 1997. The York, Nebraska facility was selected for the retrofit needed to enable industrial grade Ethanol production. Modifications to the York plant, which will not impede normal plant operations, are scheduled for completion in December 1996. Total costs to modify the plant are estimated to be $2.5 million.

Non-recurring Events

   Several events occurred in fiscal 1994 that had significant impact on the Company's business and operations. The net effect of these events totaling $1,535,363 has been separately disclosed in the financial statements.

   During March and April, 1994 the Company inadvertently processed undisclosed ingredients into one batch of its DDG, due to those ingredients being contained in alcohol provided by a vendor. With the ingredients inclusion in the DDG and when coupled with specific other feed products, certain customers experienced cattle losses. The Company's product liability insurance has covered virtually all of these losses except for certain related expenses. These expenses included costs of product recall, freight, legal fees and inventory losses totaling $859,848 and were provided for at June 30, 1994. For the year ended June 30, 1995, $108,000 of additional charges in excess of the original reserve estimate were incurred, primarily for legal fees and freight.

   With regard to the above matter, on March 22, 1996, the Company filed suit against the vendor and other related parties that provided the contaminated alcohol, for the full cost of the product recall caused by the undisclosed ingredients, as well as related lost profits. However, no provision has been made for any potential recovery for fiscal year ended 1996 or prior.

   A major customer of the Company with an outstanding trade receivable balance of $675,515, filed for protection under Chapter 11 of the Bankruptcy Code during June, 1994. A one-time charge for the write-down of this receivable was recorded at June 30, 1994. The Company included no write-downs of trade receivables for the same period ended June 30, 1996, or June 30, 1995. Historically, the Company's bad debt expense has been less than .1% of sales.

Results of Operations

   The following table sets forth certain items in the Company's
Statements of Operations expressed as percentages of net sales and revenues for the periods indicated:


For the Years ended June 30,        1996     1995     1994
                                   -----    -----    -----
Ethanol and incentive revenues      65.1%    78.4%    73.5%
By-products and other sales         19.0     21.6     26.5
Revenue from forward contracts      15.9      0.0      0.0
                                   -----    -----    -----
    Net sales and revenues         100.0    100.0    100.0

Cost of products sold               79.0     82.8     92.6
Expense of forward contracts         2.8      0.0      0.0
                                   -----    -----    -----
  Gross profit                      18.2     17.2      7.4

Selling, general and
  administrative expenses            2.3      2.9      5.7
                                   -----    -----    -----
    Operating income                15.9     14.3      1.7

Interest expense                    (2.5)    (2.4)     0.0
Non-recurring expense                0.0     (0.2)    (4.6)
Other operating income               0.4      0.1      0.1
                                   -----    -----    -----
    Net earnings (loss) before
      income taxes                  13.8     11.8     (2.8)
Income tax expense                   0.4      0.3      0.0
                                   -----    -----    -----
    Net earnings (loss)             13.4%    11.5%    (2.8)%
                                   =====    =====    =====





FISCAL 1996 COMPARED TO FISCAL 1995:
                                      1996          1995
                                  -----------   -----------
Ethanol and incentive revenues    $57,256,397   $41,355,707
By-products and other sales        16,663,699    11,413,307

Revenues from forward contracts    14,005,313           --
                                  -----------   -----------
Net sales and revenues            $87,925,409   $52,769,014
                                  ===========   ===========

   Net sales and revenues for the year ended June 30, 1996 were 66.7% higher than net sales and revenues for the same period ended June 30, 1995. The Company sold 43,333,305 gallons of Ethanol which generated sales of $51,701,573 with an average selling price of $1.19 for the year ended June 30, 1996. During the same period in fiscal 1995, 33,576,788 gallons were sold generating sales of $37,337,916 at an average selling price of $1.11. Production and sales increased significantly in fiscal 1996 compared to fiscal 1995 primarily due to the increased production provided by the York, Nebraska facility and higher per gallon prices. The selling price of Ethanol is influenced by several factors, including crude oil, wholesale gasoline prices and product demand. The Federal Oxygen Program, which replaced various state winter fuel oxygen programs and the RFG program have also affected Ethanol pricing due to demand for Ethanol's oxygen content.

   Included in Ethanol and incentive revenues are amounts of $1,126,387 and $1,304,019 for fiscal 1996 and 1995, respectively, for Ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.10 per gallon of Ethanol produced. The Kansas incentive program is scheduled to expire July 1, 1997. The Company believes the Kansas legislature will continue to support the incentive program due to its economic benefits to agriculture, and thus, believes there is a good possibility that the program will be extended beyond the current expiration date. Additional amounts of $4,428,437 and $2,713,772 in production tax credits from the State of Nebraska were recorded as incentive revenues for the years ended June 30, 1996 and 1995, respectively. Under the Nebraska program the Company receives an incentive in the form of a transferrable production tax credit in the amount of $.20 per gallon of Ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the Nebraska facility, are eligible for this credit. The Company will no longer be eligible for this credit after December 31, 1999.

   For the year ended June 30, 1996, by-products and other sales totaled $16,663,699. For the same period ended June 30, 1995, by-products and other sales totaled $11,413,307. In addition, during the fourth quarter of fiscal year 1996, the Company sold all of its forward grain contracts net of commissions for approximately $14.0 million, due to record level grain prices in excess of the forward grain contract prices.

   Cost of products sold as a percentage of net sales and revenues were 79.0% and 82.8% for fiscal 1996 and 1995, respectively. The decrease in cost of products sold as a percentage of net sales and revenues was primarily due to the increase in revenues from the sale of forward contracts, net of the increase in average grain costs. As a result of the sale of its forward grain contracts, the Company incurred approximately $2.5 million in additional expenses related to filling undelivered contract commitments for the sale of Ethanol and DDG. The Company's cost of grain averaged $2.90 per bushel during the year ended June 30, 1996 compared to an average cost of $2.25 per bushel for the same period ended June 30, 1995.

   Selling, general and administrative expenses increased by 33% in 1996 over 1995. This increase was primarily the result of higher compensation expense related to higher net earnings.

   The Company recorded net earnings of $11,821,077 for the year ended June 30, 1996, compared to $6,072,407 for the year ended June 30, 1995, with an increase in gross profit percentage from 17.2% of net sales and revenues in fiscal 1995 to 18.2% of net sales and revenues for the same period ended 1996. Net earnings for fiscal 1996 increased primarily as a result of revenue generated from the sale of forward contracts.



FISCAL 1995 COMPARED TO FISCAL 1994:
                                            1995          1994
                                        -----------   -----------
Ethanol and incentive revenues          $41,355,707   $24,673,903

By-products and other sales              11,413,307     8,892,368
                                        -----------   -----------
Net sales and revenues                  $52,769,014   $33,566,271
                                        ===========   ===========

   Net sales and revenues for the year ended June 30, 1995 were higher compared to the same period ended June 30, 1994. Ethanol production of 33,576,788 gallons generated sales with an average selling price of $1.11 per gallon for the year ended June 30, 1995, compared to 18,449,822 gallons sold during the same period in fiscal 1994 at an average selling price of $1.25 per gallon. Production and sales increased significantly in fiscal 1995 compared to fiscal 1994 primarily due to the start-up of the York, Nebraska facility in fiscal 1995. The selling price of Ethanol is influenced by several factors, including crude oil, wholesale gasoline prices and product demand. The Federal Oxygen Program, which replaced various state winter fuel oxygen programs and covers approximately 40 separate metropolitan areas and the RFG program, have also affected Ethanol pricing due to demand for Ethanol's oxygen content.

   Included in Ethanol and incentive revenues are amounts of $1,304,019 and $1,647,420 for fiscal 1995 and 1994, respectively, for Ethanol produced under the Kansas production incentive program. These payments ranged from $.08 to $.10 per gallon of Ethanol produced. The Kansas incentive program is scheduled to expire July 1, 1997. The Company believes the Kansas legislature will continue to support the incentive program due to its economic benefits to agriculture, and thus, the Company believes there is a good possibility that the program will be extended beyond the current expiration date. An additional $2,713,772 in production tax credits from the State of Nebraska were recorded as incentive revenues for the year ended June 30, 1995. Under the Nebraska program the Company receives an incentive in the form of a transferrable production tax credit in the amount of $.20 per gallon of Ethanol produced. Not less than two million gallons and not more than twenty-five million gallons produced annually, at the Nebraska facility, are eligible for this credit. The Company is no longer eligible for this credit after December 31, 1999.

   For the year ended June 30, 1995, by-products and other sales totaled $11,413,307. For the same period ended June 30, 1994, by-products and other sales totaled $8,892,368 of which $363,000 was from equipment sales.

   Cost of products sold as a percentage of net sales and revenues was 82.8% and 92.6% for fiscal 1995 and 1994, respectively. The decrease in cost of products sold as a percentage of net sales and revenues was primarily due to lower average grain costs in fiscal 1995. The Company's cost of grain averaged $2.25 per bushel during the year ended June 30, 1995 compared to an average cost of $2.73 per bushel for the same period ended June 30, 1994.

   Selling, general and administrative expenses decreased by 20% in 1995 over 1994. This decrease was primarily the result of higher compensation expense related to stock options previously granted, which were earned during the year ended June 30, 1994. For the year ended June 30, 1995 no compensation expense related to stock options was recognized.

   The Company recorded net earnings of $6,072,407 for the year ended June 30, 1995, compared to a net loss of $(933,453) for the year ended June 30, 1994, with an increase in gross profit percentage from 7.4% of net sales and revenues in fiscal 1994 to 17.2% of net sales and revenues for the same period ended 1995. Net earnings for fiscal 1995 primarily improved as a result of lower cost of products sold.

Seasonality

   Historically, the Company's gross profits have been higher during its second and third fiscal quarters (October through March). Ethanol production efficiencies increase during the cooler months of the year avoiding the difficulties associated with controlling temperature levels in the fermentation process during the hot summer months. In addition, the Company's cost of grain, it's primary cost of production, traditionally decreases during and shortly following the autumn grain harvest. Historically, demand, and thus the sales price for Ethanol, has been higher in winter months due to state and local government winter fuel oxygen programs and the Federal Oxygen Program. Ethanol demand continued to increase during fiscal 1996, in response to the continuing success of the oxygenate programs nationwide. Summer demand for Ethanol has not yet been materially influenced by oxygenate programs. It was anticipated that Ethanol demand would increase and prices would not be as negatively impacted as in prior summer seasons due to expected demand for ETBE as a summertime oxygenate. However, due to increased grain costs, the summertime price of Ethanol increased to a level that made ETBE manufacture uneconomical. Instead, manufacturers continued to produce MTBE out of methanol. In addition, summer Ethanol demand continued to be somewhat influenced by increased automobile use, fuel consumption and the withdrawal from the Ethanol market of certain producers who choose to produce high fructose corn syrup during the summer months rather than Ethanol. With the implementation of the RFG program which began on January 1, 1995, the Company experienced a small increase in demand. However, the Company believes stronger year-round demand for oxygenates such as Ethanol, will occur in response to the RFG program. The RFG program is believed to be of a lower cost compared to other pollution reduction measures. Currently the Company is unable to fully determine the impact of the RFG program on future demand, seasonality of demand, or price of Ethanol. This is primarily due to the disruption of Ethanol production during fiscal 1996 resulting from high grain prices. During fiscal 1995, several cities optioned not to participate in the RFG program. However, many other large cities and counties continue to pursue voluntary submission into the RFG program. Currently, nine major metropolitan areas are required to participate in the RFG program, with an additional 14 states, or portions thereof, and the District of Columbia voluntarily submitting to its requirements.

Income Taxes

   The Company expects to recognize income tax expense for financial reporting purposes for substantially all pre-tax earnings after June 30, 1996. However, the Company will be able to utilize a limited portion of its tax credit carryforwards to reduce the amount of taxes actually paid to the 20% alternative minimum tax rate, deferring the balance of the tax expense into future periods. See Note 8 to the Financial Statements for additional information.

   If changes in the stock ownership of the Company cause the Company to undergo an "ownership change," as broadly defined in
Section 382 of the Internal Revenue Code (a "Section 382 Event"), utilization of the Company's tax credit carryforwards may be subject to an annual limitation. The Company does not expect this annual limitation to necessarily limit the total tax credit carryforwards utilized in the future. However, this annual limitation could defer recognition of these tax benefits. The Company believes that a Section 382 Event has not occurred during the last three years. However, application of the complex provisions of Section 382 may be subject to differing interpretations by taxing authorities. The Company has no current plans which are expected to result in a Section 382 Event in the immediate future. However, large purchases of the Company's stock by a single stockholder could create a Section 382 Event and would be beyond the Company's control.

Liquidity and Capital Resources

   The Company obtained funds during the last three fiscal years from several sources, including cash from operations, exercise of stock options, and proceeds from long-term and short-term debt. Cash from operating activities amounted to $14,793,769 in fiscal 1996 compared to $4,559,912 in fiscal 1995. In fiscal 1994 cash from operating activities amounted to $5,320,769. The increase in cash from operating activities in 1996 was primarily attributable to the increase in net earnings and the decreases in trade accounts receivables and inventories related to the temporary shutdown of both production facilities.

   Cash and cash equivalents amounted to $8,889,246 at June 30, 1996, compared to $600,381 at June 30, 1995, and $131,105 at June
30, 1994. At June 30, 1996, the Company had a working capital surplus of $6,573,150 compared to a working capital deficit of $(538,322) at June 30, 1995, and a working capital deficit of $(2,544,316) at June 30, 1994. This significant improvement in working capital during fiscal 1996 was primarily due to the increase in net earnings resulting from the sale of forward contracts and the exercise of stock options.

   Due to the volatility in the selling price of Ethanol, as well as the cost of the Company's raw materials, the Company continues to be exposed to liquidity risk. However, since 1992, Ethanol pricing has been influenced by its oxygenate and octane value which have contributed to higher prices and stronger demand. Increases in demand and pricing help to offset some liquidity risk. With Ethanol's expanded role in the fuel markets as an oxygenate under the Federal Oxygen Program and the Reformulated Gasoline Program, and should this trend continue, the Company anticipates it will be able to satisfy its liquidity needs through operating activities. However, if the Company experiences an increase in the costs of its feedstocks, a decrease in the demand for oxygenates, or if instability in the oil markets results in decreased prices for gasoline, then the Company's liquidity and cash reserves could be potentially inadequate on a long-term basis. If any of these events should occur and cash reserves proved insufficient, the Company would have to seek additional funding through the sale of stock, exercise of options held by directors and officers or additional financing.

   In August 1996, the Company amended its loan agreement with its primary lender. Included within this amendment were the following provisions (1) temporary suspension of term loan payments including excess cash flow payment requirements until October 31, 1997, (2) one-time principal payment of $4,600,000 on the term loan and (3) prepayment of the interest due on the revolving loan and term loan discounted to its present value, totaling $1,721,671. Consequently, the Company will not be required to make any additional principal or interest payments under this loan agreement, until October 31, 1997.

   Capital expenditures in fiscal 1996 amounted to $4,947,663 compared to $17,015,408 in fiscal 1995 and $17,389,618 in fiscal 1994. In fiscal 1996, $4,341,962 of the capital expenditures were primarily related to modifications and upgrades for the York, Nebraska plant. In fiscal 1995, $16,159,518 of the expenditures were for construction-in-progress, compared to $16,075,737 in 1994, for the York, Nebraska plant. The York facility was completed in November, 1994. The balance of expenditures were for improvements at the Colwich, Kansas facility.

   The Company believes that capital expenditures at the Colwich plant are for relatively minor, on-going capital improvements. No further expansion of the plant's Ethanol production capacity is considered practicable, due to cost. However, improvements may be made to the plant to improve efficiency or to improve the recoverability of by-products. The Company does not have any material cash commitments to acquire capital assets as of June 30, 1996. For additional information regarding capital expenditures see "Subsequent Events" section in Management's Discussion and Analysis.


Inflation
   General inflation increased slightly, but continued to be moderate during the years ended June 30, 1996, 1995 and 1994. The Company's management believes that inflation has a relatively minor direct impact on its results of operations. While certain types of costs (such as salaries) are affected by inflation, the items which most affect the Company's operations are Ethanol prices and the cost of grain, which are influenced by a variety of factors. The impact of inflation on these items is not readily determinable.


Other

   In March, 1994 the EPA issued regulations which implemented certain requirements of the 1990 Clean Air Act requiring significant reductions in toxic air emissions over a three year period. The Company has not experienced and does not expect any material adverse impact on its financial condition, results of operations, or liquidity due to additional capital expenditures necessary to comply with such regulations.

                      STATEMENTS OF OPERATIONS
               Years Ended June 30, 1996, 1995 and 1994

                                              1996            1995             1994
                                          ------------    ------------    ------------
Product sales and revenues                $ 73,920,096    $ 52,769,014    $ 33,566,271
Revenues from forward contracts             14,005,313              --              --
                                          ------------    ------------    ------------
   Net sales and revenues                   87,925,409      52,769,014      33,566,271
                                          ------------    ------------    ------------

Cost of products sold                       69,414,221      43,698,552      31,098,523
Expense of forward contracts                 2,524,235              --              --
                                          ------------    ------------    ------------
   Total costs and expenses                 71,938,456      43,698,552      31,098,523
                                          ------------    ------------    ------------

   Gross profit                             15,986,953       9,070,462       2,467,748

Selling, general and administrative
  expenses                                   2,022,095       1,519,615       1,900,032
                                          ------------    ------------    ------------
   Operating income                         13,964,858       7,550,847         567,716
                                          ------------    ------------    ------------

Other income (expense):
  Interest and other income                    175,296         151,511           1,705
  Interest expense                          (2,220,427)     (1,268,354)             --
  Gain (loss) on sale of equipment             256,606        (112,024)         36,937
  Non-recurring expenses                            --        (108,196)     (1,535,363)
                                          ------------    ------------    ------------
                                            (1,788,525)     (1,337,063)     (1,496,721)
                                          ------------    ------------    ------------

     Net earnings (loss)
       before income taxes                  12,176,333       6,213,784        (929,005)
Income tax expense                             355,256         141,377           4,448
                                          ------------    ------------    ------------
     Net earnings (loss)                  $ 11,821,077    $  6,072,407    $    (933,453)
                                          ============    ============    =============

Earnings (loss) per common and dilutive
  common equivalent share                 $        .74    $        .39    $        (.06)
                                          ============    ============    =============


The accompanying notes are an integral part of these financial statements.


                         STATEMENTS OF STOCKHOLDERS' EQUITY
                      Years Ended June 30, 1996, 1995, and 1994

                Preferred Stock          Common Stock
               -------------------    ------------------------             Retained
               Number               Number                  Additional     Earnings
                 of                   of                     Paid-in     (Accumulated   Treasury      Deferred
               Shares    Amount     Shares      Amount       Capital       Deficit)      Stock      Compensation       Total
               ------  ---------  ----------  -----------  ------------  ------------   ----------   ------------   ------------
Balance,
  June 30,
  1993         25,000  $ 150,000   5,107,404  $   510,740  $ 33,944,941  $   (929,694)  $ (244,377)  $ (1,100,000)  $ 32,331,610
Six for
  five stock
  split                            1,021,478      102,148     (102,148)
Six for
  five stock
  split                            1,225,777      122,578     (122,578)
Three for
  two stock
  split                            3,677,329      367,733     (367,733)
Amortization
  of deferred
  compensation                                                                                          1,014,368      1,014,368
Change in
  valuation of
  deferred
  compensation                                                 (85,632)                                    85,632
Net loss
  for year                                                                  (933,453)                                  (933,453)
               ------  ---------  ----------  -----------  ------------  ------------   ----------   ------------   ------------
Balance,
  June 30,
  1994         25,000    150,000  11,031,988    1,103,199    33,266,850    (1,863,147)    (244,377)            --     32,412,525
Exchange of
  preferred
  stock for
  common
  stock       (25,000)  (150,000)     36,918        3,692       146,308                                                       --
Exercise of
  stock options                      615,479       61,548     1,704,258                                                1,765,806
Four for
  three stock
  split                            3,786,562      378,656      (378,656)                                                      --
Net earnings
  for year                                                                  6,072,407                                  6,072,407
               ------  ---------  ----------  -----------  ------------  ------------   ----------   ------------   ------------
Balance,
  June 30,
  1995             --         --  15,470,947    1,547,095    34,738,760     4,209,260    (244,377)             --     40,250,738
Exercise
  of stock
  options                            776,342       77,634     1,897,884                                                1,975,518
Purchase of
  common stock                                                                            (493,283)                     (493,283)
Employee stock
  purchase                                                                                               (141,937)      (141,937)
Amortization
  of deferred
  compensation                                                                                             53,230         53,230
Income tax
  benefit from
  the exercise
  of stock
  options                                                       116,000                                                  116,000
Net earnings
  for year                                                                 11,821,077                                 11,821,077
               ------  ---------  ----------  -----------  ------------  ------------   ----------   ------------   ------------
Balance,
  June 30,
  1996             --  $      --  16,247,289  $ 1,624,729  $ 36,752,644  $ 16,030,337   $ (737,660)  $    (88,707)  $ 53,581,343
               ======  =========  ==========  ===========  ============  ============   ==========   ============   ============



The accompanying notes are an integral part of these financial statements.


                               BALANCE SHEETS
                           June 30, 1996 and 1995

                               ASSETS

                                                  1996           1995
                                             ------------   ------------
CURRENT ASSETS
  Cash and cash equivalents                  $  8,889,246   $    600,381
  Trade accounts receivable
    (less allowance of $100,000 and
    $110,000 in 1996 and 1995)                  1,839,809      3,948,761
  Inventories                                   1,680,843      2,645,277
  Current portion of long-term notes
    receivable                                    106,552         96,691
  Prepaid expenses                                545,171        384,859
  Refundable income tax                           410,259             --
                                             ------------   ------------
       Total current assets                    13,471,880      7,675,969
                                             ------------   ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST
  Land and land improvements                      142,283        142,283
  Ethanol plants                               77,217,199     72,387,277
  Other equipment                                 417,559        300,210
  Office equipment                                237,085        231,284
  Leasehold improvements                           48,002         48,002
                                             ------------   ------------
                                               78,062,128     73,109,056
  Less accumulated depreciation               (17,573,003)   (14,806,417)
                                            -------------   ------------
       Net property, plant and equipment       60,489,125     58,302,639
                                             ------------   ------------
OTHER ASSETS
  Property and equipment held for resale          451,090        798,763
  Deferred loan costs (less
    accumulated amortization of $164,644
    and $65,857 in 1996 and 1995)                 312,823        411,610
  Long-term notes receivable                      314,159        265,711
  Other                                            57,018         62,609
                                             ------------   ------------
       Total other assets                       1,135,090      1,538,693
                                             ------------   ------------
                                             $ 75,096,095   $ 67,517,301
                                             ============   ============

                                                                           12

                           LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       1996           1995
                                                   ------------   ------------
CURRENT LIABILITIES
  Current maturities of long-term debt             $  4,928,618   $  3,876,972
  Accounts payable                                      692,135      3,796,048
  Estimated contract commitments                        629,093             --
  Accrued interest                                      156,294        185,163
  Accrued payroll and property taxes                    492,590        356,108
                                                   ------------   ------------
       Total current liabilities                      6,898,730      8,214,291
                                                   ------------   ------------

Revolving line-of-credit                              2,000,000             --
Long-term debt, excluding current maturities         12,460,274     19,052,272
Other                                                   155,748             --
                                                   ------------   ------------
                                                     14,616,022     19,052,272
                                                   ------------   ------------

STOCKHOLDERS' EQUITY

  Common stock, $.10 par value, authorized
    50,000,000 shares; issued 16,247,289 shares
    and 15,470,947 shares at June 30, 1996
    and 1995, respectively, of which 391,178
    and 289,440 shares were held as treasury
    stock at June 30, 1996 and 1995,
    respectively                                      1,624,729      1,547,095
  Additional paid-in capital                         36,752,644     34,738,760
  Retained earnings                                  16,030,337      4,209,260
                                                   ------------   ------------
                                                     54,407,710     40,495,115
  Less:
    Treasury stock - at cost                           (737,660)      (244,377)
    Deferred compensation                               (88,707)            --
                                                   ------------   ------------
       Total stockholders' equity                    53,581,343     40,250,738
                                                   ------------   ------------
                                                   $ 75,096,095   $ 67,517,301
                                                   ============   ============

The accompanying notes are an integral part of these financial statements.

                                                                          13


                          STATEMENTS OF CASH FLOWS
                   Years Ended June 30, 1996, 1995, and 1994

                                                       1996            1995            1994
                                                    ------------    ------------    -------------
Cash flows from operating activities:
  Net earnings (loss)                               $ 11,821,077    $  6,072,407    $   (933,453)
  Adjustments to reconcile net earnings
    (loss) to net cash provided by
    operating activities:
      Depreciation and amortization                    2,869,699       2,084,469       2,077,796
      Provision for bad debt                                  --          68,487         100,000
      (Gain) loss on sale of equipment                  (256,606)        112,024         (36,937)
      Amortization of deferred compensation               53,230              --       1,014,368
      Payments received on notes receivable               96,691          37,598              --
      Changes in operating assets and liabilities:
       Trade accounts receivable                      1,953,952      (1,949,675)        209,426
       Inventories                                      964,434      (1,703,415)         54,908
       Property and equipment held for resale           606,353        (487,921)         35,000
       Costs and estimated earnings in excess
         of billings on uncompleted contracts                --              --         100,000
       Refundable income tax                           (294,259)        107,825        (107,825)
       Prepaid expenses                                (160,312)         52,080         (73,099)
       Accounts payable                              (3,103,913)        (62,638)      2,772,874
       Estimated contract commitments                   629,093              --              --
       Accrued liabilities                             (385,670)        228,671         107,711

                                                    ------------    ------------    -------------
        Net cash provided by operating activities     14,793,769       4,559,912       5,320,769
                                                    ------------    ------------    -------------
Cash flows from investing activities:
  Proceeds from sale of property, plant
    and equipment                                        54,477         586,237          86,937
  Acquisition of property, plant and
    equipment                                        (4,947,663)    (16,519,158)    (17,389,618)
  Decrease (increase) in other
    non-current assets                                    5,591           5,804          (2,609)
                                                    ------------    ------------    -------------
         Net cash used in investing activities       (4,887,595)    (15,927,117)    (17,305,290)
                                                    ------------    ------------    -------------
Cash flows from financing activities:
  Payments on long-term debt                          (5,606,638)     (2,567,006)     (3,000,000)
  Proceeds from long-term debt                                --      12,668,328      15,331,672
  Payments on revolving line-of-credit                (1,000,000)     (1,000,000)             --
  Proceeds from revolving line-of-credit               3,000,000       1,000,000              --
  Increase in other non-current assets                        --         (30,648)       (446,819)
  Increase in other non-current liabilities               13,811              --              --
  Proceeds from exercise of options                    1,975,518       1,765,807              --
                                                    ------------    ------------    -------------
  Net cash (used in) provided by
    financing activities                              (1,617,309)     11,836,481      11,884,853
                                                    ------------    ------------    -------------
  Increase (decrease) in cash and cash equivalents     8,288,865         469,276         (99,668)
  Cash and cash equivalents:
    Beginning of year                                    600,381         131,105         230,773
                                                    ------------    ------------    -------------
    End of year                                     $  8,889,246   $     600,381    $     131,105
                                                    ============   =============    =============


The accompanying notes are an integral part of these financial statements.

                                                                          14

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash Equivalents - High Plains Corporation, the "Company," considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     Inventories - Inventories are stated at the lower of cost
     (first-in, first-out) or market.

     Property, Plant and Equipment - Property, plant and equipment are recorded at cost. The cost of internally-constructed assets includes direct and allocable indirect costs. Plant improvements are capitalized, while maintenance and repair costs are charged to expense as incurred. Periodically, a plant or a portion of a plant's equipment is shut down to perform certain maintenance projects which are expected to improve the operating efficiency of the plant over the next year. These expenses are generally incurred once a year and thus are capitalized and amortized over the future 12-month period benefited. Included in prepaid expenses at June 30, 1996 and 1995 were $429,207 and $112,299, respectively, of these expenditures.

     Provisions for depreciation of property, plant and equipment are computed using the straight-line method over the following estimated useful lives:

        Ethanol plants             5 - 40 years
        Other equipment            5 - 10 years
        Office equipment           3 - 10 years
        Leasehold improvements          5 years

     See Note 18 for discussion of change in estimated depreciable lives of the Colwich ethanol facility.

     Property and Equipment Held for Resale - The Company acquired land and ethanol processing equipment located in New Iberia, Louisiana to be utilized in the construction of the York, Nebraska facility. Amounts allocated for land and equipment not utilized for the Nebraska facility are recorded as property and equipment held for resale and these amounts are decreased as sales occur. Management expects a gain upon its ultimate disposition and, accordingly, no loss has been provided for.

     Deferred Loan Costs - The Company incurred certain costs in connection with obtaining financing. The Company is amortizing these costs over fifty-eight months, the life of the debt.

     Income Taxes - The Company uses an asset and liability approach to financial accounting and reporting for income taxes.
     Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when considered necessary to reduce deferred tax assets to the estimated amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Under FASB Statement No. 109, Accounting for Income Taxes, the tax benefit from utilization of loss carryforwards is not reflected as an extraordinary item.

     Deferred Compensation - Under the Employee Stock Purchase Plan (Note 16), compensation is recognized as an expense in the period in which the employee performs the services, which is generally the period over which the stock appreciation is vested or earned. With the exception of certain officers, the employees must continue to work for five years to acquire the full amount of the stock. Compensation expense attributable to future services has been recorded as deferred compensation in the equity section of the balance sheet and is amortized over the period of future services. Officers who have ten years of continuous service are allowed to prepay their obligation and receive the stock immediately and thus, the compensation attributable to their election is recognized upon their election to participate in the plan.

     Deferred compensation at June 30, 1993 represents stock options granted to directors, officers and employees in lieu of directors' fees or additional compensation to be earned in future periods. Deferred compensation was amortized over the period the directors' fees and compensation were to be earned. See Note 12 and the Statements of Stockholders' Equity.

     Recently Issued Accounting Standards - In October 1995 FASB issued Statement No. 123, Accounting for Stock-Based Compensation (FAS 123), effective for the Company for the years ended after June 30, 1996. Upon implementation, disclosures must include the pro forma effects of options and other awards granted during the year ended June 30, 1996. FAS 123 encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. Recognized option pricing models are to be used to estimate fair values. Companies may continue to apply the accounting provisions as they have in the past as long as the effects of computing the fair value approach are disclosed in the footnotes to the financial statements.

     FAS 123 is applicable to the Company's Stock Option Plans and the Employee Stock Purchase Plans. The impact of implementing FAS 123 is not determinable as the Company has not yet determined how it will implement the standard.

     Other pronouncements issued by the Financial Accounting
     Standards Board with future effective dates are either not applicable or not material to the financial statements of the Company.

     Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: 1) the reported amounts of assets and liabilities, 2) disclosures such as contingencies, and 3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

     Contingencies - In the normal course of business, the Company becomes party to litigation and other contingencies that may result in loss or gain contingencies. The Company follows Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. Under FAS No. 5, loss contingencies are accrued if available information indicates that it is probable that a loss is incurred and the amount of such loss can be reasonably estimated.

     Reclassifications - Certain items have been reclassified on the 1994 statement of operations and statement of cash flows to be consistent with the classifications in 1995.

 2.  DESCRIPTION OF BUSINESS

     Ethanol Production Business - The Company was formed in 1980 for the purpose of constructing and operating a plant in Colwich, Kansas for the distillation and production of fuel grade ethanol for sale to customers concentrated primarily in the Western United States for mixture with gasoline to be used as a motor fuel. The Company's operations are dependent upon state governmental incentive payments. Kansas production incentive payments recorded as product sales and revenues in the accompanying financial statements were $1,647,420 for fiscal 1994, $1,304,019 for fiscal 1995 and $1,126,386 for fiscal 1996.
     The Kansas incentive program is currently scheduled to expire
     July 1, 1997.

     The Company began similar operations at a second plant in York, Nebraska in November 1994. The State of Nebraska offers a transferable production tax credit in the amount of $.20 per gallon of ethanol produced for a period of sixty months from date of first eligibility. The credit is only available to offset Nebraska motor fuels excise taxes. The Company transfers these credits to a Nebraska gasoline retailer which then reimburses the Company for the credit amounts less a handling fee. Not less than two million gallons and not more than twenty-five million gallons of ethanol produced annually at the Nebraska facility are eligible for the tax credit. The Company will no longer be eligible for this credit after December 31, 1999. Nebraska production tax credit amounts recorded as revenues in the accompanying financial statements were $2,713,772 in fiscal 1995 and $4,428,437 in fiscal 1996.

     The market for the Company's ethanol product is affected by the Federal government's excise tax incentive program scheduled to expire on September 30, 1999. Under this program, gasoline distributors who blend gasoline with ethanol receive a federal excise tax rate reduction for each blended gallon, resulting in an indirect pricing incentive to ethanol. This tax rate reduction equals $.054 per blended gallon containing 10% or more ethanol by volume. Alternatively, blenders may claim an income tax credit of $.54 per gallon of ethanol mixed with gasoline. The market for the Company's product is also affected through Federal regulation by the Environmental Protection Agency under the Clean Air Act and the Reformulated Gasoline Program.

     Shut Down of Plant Operations - Due to increasing corn and milo-feedstock prices, management temporarily suspended operations at both its York and Colwich facilities in May 1996. The Company had forward contracted grain purchases to insure the availability of grain needed for its production process at a fixed price. These contracts would have allowed continued operations through approximately August 1997. Due to grain prices rising to record levels in excess of the forward contracted levels, the Company sold all of its forward grain contracts for approximately $14 million after commissions. See
     Note 8 for details on the Company's outstanding commitments at June 30, 1996 related to undelivered contracts for the sale of ethanol and dried distiller's grain (DDG). Expenses incurred prior to year end to fill these contracts were approximately $2.5 million.

     The Colwich facility reopened in September 1996, and management intends to open the York facility in October 1996. During the shutdown period, the Company secured a $17 million contract to sell industrial grade ethanol for the 12-month period beginning January 1997. Subsequent to year end, the Company began acquiring the equipment needed to modify the York facility for production of industrial grade ethanol in addition to the fuel grade ethanol it currently produces. Management intends to have the modification completed by December 1996 and to continue to produce fuel grade ethanol while completing the modifications.

     Subsequent to year end, the Company has contracted to purchase over five million bushels of feedstocks and expects to buy more as harvest gets into full swing. The Company has also contracted to sell a significant portion of its production of fuel grade ethanol for its second and third quarters of fiscal 1997. No losses are expected as a result of fulfilling these contracts.

     Disposal of Engineering Division - With the completion of the York facility in December, 1994, the engineering and construction operations were determined by management to no longer be cost effective. The Company determined that it should substantially dispose of its engineering and construction division to focus management and financial resources on plant operations. In January 1995, the Company entered into a number of agreements with a former officer. The former officer's primary responsibilities immediately prior to that time had been to oversee the design and construction of the York facility.
     The former officer had employment agreements with the Company that extended through June 30, 1997, providing for his salary, a bonus arrangement of approximately 1.5% of net profits, and his continuation as an officer of the Corporation.

     As a result of the January 1995 agreements with the former officer, the following matters occurred: the former officer resigned as an officer on January 19, 1995, and terminated his employment as of April 15, 1995; the former officer agreed to furnish 1,350 hours (up to 100 hours per month) of future engineering consulting services to the Company, at the Company's direction and during the 45 months after January 1995; the Company agreed to continue to pay the former officer a quarterly payment based on 1.5% of Net Profits as previously provided for by his employment agreement through the year ended June 30, 1997; certain property assets associated with the Company's engineering and construction division, which the Company had acquired or developed primarily for the construction of the York facility, were transferred to the former officer's company; this company and the former officer agreed to pay $300,000 and $100,000, respectively, in notes, plus interest at 9.75%, over 45 months. The remaining balances due on these notes receivable at June 30, 1996 were $199,283 and $66,428 and at June 30, 1995 were $271,802 and $90,600, respectively. These notes are secured by the property transferred and the former officer's personal guarantee.

     In February 1996, the Company and the former officer entered into an agreement to modify and amend the previous agreements. The Company agreed to pay to the former officer's company $31,850 in full and complete satisfaction of all bonus and compensation owed to either the former officer or his company. This agreement also releases the former officer and his company from any further obligation to perform any services for the Company.

     The difference between the then book value of the engineering and construction assets disposed of (estimated to be $816,000) and the $400,000 of consideration received, was accounted for as an additional cost of constructing the York facility during 1995.

3.  INVENTORIES

    Inventories consisted of:

                                 June 30,
                         -------------------------
                             1996           1995
                         -----------    -----------
       Raw materials     $   157,939    $   814,210
       Work-in-process            --        425,127
       Finished goods        821,481        750,649
       Spare parts           701,423        655,291
                         -----------    -----------
                         $ 1,680,843    $ 2,645,277
                         ===========    ===========

 4.  REVOLVING LINE-OF-CREDIT

     In July 1995, the Company amended its bank term loan agreement to provide for a revolving loan. Under the amendment, the Company may borrow up to a maximum amount of $3,000,000, which includes any standby letters-of-credit not to exceed $1,000,000. The note bears interest at a rate of 1.5% above the prime rate (9.75% at June 30, 1996), with an initial maturity of June 30, 1996. The note is secured by the same collateral as the term loan agreement, and is subject to the same covenants.
     Subsequent to June 30, 1996, the revolving loan was amended, extending its maturity to October 31, 1997, and reducing the maximum available to $2,000,000, with an additional $1,000,000 available for issuance under standby letters-of-credit in the event the Company resumed normal business operations. (See also
     Note 5.)

 5.  LONG-TERM DEBT

     Long-term debt consisted of:                     1996              1995
                                                  ------------    ------------
     Term loan payable to bank in monthly
     installments of $297,619 plus interest
     at a two-year fixed rate equal to 1.5%
     above prime rate (9.75% at June 30, 1996)
     with a final payment due September 2000.     $ 17,345,238    $ 22,619,048

     Various financing agreements payable in
     monthly installments of $3,770 including
     interest with a final payment due April 1998;
     secured by two forklifts and two photo
     copiers with a book value of $88,235
     at June 30, 1996.                                 43,654          310,196

     Less current maturities                       17,388,892       22,929,244
                                                    4,928,618        3,876,972
                                                 ------------     ------------
                                                 $ 12,460,274     $ 19,052,272
                                                 ============     ============

     The term loan is secured by all equipment, inventory, accounts receivable, Kansas and Nebraska real estate and general intangibles of the Company. Also secured are the Company's rights to payment under any present or future production incentive contracts with the State of Kansas and the Ethanol Production Credit Agreement with the State of Nebraska and all similar contracts entered into in the future.

 5.  LONG-TERM DEBT (Continued)

     Within 30 days following the bank's receipt of audited financial statements, the Company must also pay an amount equal to 75% of the excess cash flow (as defined) of the Company for each fiscal year. The financing agreement contains various restrictions, including the maintenance of certain financial ratios and fulfilling certain net worth and indebtedness tests. At June 30, 1996, the Company was in violation of certain covenants; however, the bank has waived its rights to declare the debt due and payable based on these covenant violations through June 30, 1997.

     Subsequent Event - On August 1, 1996, the Company amended its loan agreement with the bank covering both the term loan above and the revolving loan in Note 4. Given management's temporary suspension of operations (See Note 2), the bank permitted a temporary suspension of the term loan payments, including payments calculated on excess cash flow, until October 31, 1997, at which time they will resume according to the original note terms, provided the Company pays (a) $4,600,000 in principal on the term loan, and (b) $1,721,671, which is equal to the present value of the interest due on both the term loan and revolving line-of-credit through September 30, 1997. The amendment also extended the maturity of the revolving line-of-credit to October 31, 1997, though it disallows any further advances until that date.

     Aggregate minimum maturities are as follows:

              1997      $  4,928,618
              1998         2,691,227
              1999         3,571,428
              2000         6,197,619
                        ------------
                        $ 17,388,892
                        ============

     Interest Payments - Interest paid on long-term debt in 1996, 1995 and 1994 amounted to $2,249,297, $2,051,866, and $391,801, respectively. The Company capitalized $889,211 and $391,801 in interest in 1995 and 1994, respectively, as part of the cost of constructing the York, Nebraska facility. No interest was capitalized in 1996.

 6.  OPERATING LEASES

     The Company leases 100 railroad cars under an operating lease expiring in fiscal year ending June 30, 1999. Annual rentals are $618,000 for all 100 cars. The Company leases an additional 57 railroad cars under various operating leases expiring through fiscal year ending June 30, 1999. The total minimum rental commitment at June 30, 1996 under these leases are due as follows:

               Fiscal Year
                 Ending
                June 30,
              ------------
                 1997         $   980,875
                 1998             918,900
                 1999             746,920
                 2000              37,080
                 2001              12,360
                              -----------
                              $ 2,696,135
                              ===========

     The Company has subleased 27 of the above railroad cars under various short-term noncancelable operating leases. The total minimum future rentals to be received in fiscal year ended June 30, 1997 is $133,000.

 7.  NON-RECURRING EXPENSES

     The Company has included in its Statements of Operations for the years ended June 30, 1995 and 1994 charges totaling $108,000 and $859,848, respectively, for expenses that were not expected to be covered by insurance in association with the dried distiller's grain product recall. The additional $108,000 incurred during the year ended June 30, 1995 was in excess of the original estimate.

     An additional one-time charge is included in the year ended June 30, 1994 due to the write-down of a trade receivable of $675,515 from a major customer that occurred as a result of an ethanol customer's Chapter 11 bankruptcy filing.

 8.  COMMITMENTS

     The Company periodically enters into forward contracts with suppliers and customers on both the purchase of grain and the sale of ethanol and DDG. At June 30, 1996, the Company had no forward contracts to purchase grain. No material forward contracts for purchases or sales existed at June 30, 1995.

     The Company sells DDG and certain condensed distiller's solubles
     (CDS), the by-products of its ethanol production, through merchandisers. At June 30, 1996 one merchandiser had certain unfilled contracts for DDG. The Company also had two unfilled contracts to sell ethanol at June 30, 1996. Due to the shutdown of plant operations (See Note 2), the Company is liable for the difference in the contracted sales prices and the costs to purchase the necessary product to fill these contracts. The Company's liability for this difference at June 30, 1996 was approximately $292,000 for DDG and $629,093 for ethanol. The $292,000 was recorded as an offset to a receivable from the DDG merchandiser and the $629,093 was recorded as a liability.
     These contracts mostly extend through September 1996, and final settlements are dependent on fluctuations in the price the Company may pay to fill the contracts should the plants not be in production to meet timely fulfillment of the contracts.

 9.  INCOME TAXES

     For Federal income tax purposes at June 30, 1996, the Company had a net operating loss carryforward of $5,827,000 and approximately $5,777,000 of federal general business tax credit carryforwards, which, if not used, will expire as follows:

                                 Net
               Expires in       Operating           General
               Fiscal Year     Loss Amount      Business Credit
                  Ending       Carryforward       Carryforward
               -----------     ------------     ---------------
                 1999          $        --       $ 1,185,000
                 2000                   --             7,000
                 2001                   --            85,000
                 2003            5,017,000                --
                 2004                   --         4,500,000
                 2005              807,000                --
                 2008                3,000                --
                               -----------       -----------
                               $ 5,827,000       $ 5,777,000
                               ===========       ===========

     The general business credits expiring in fiscal 1999-2001 are investment tax credits and the credits expiring in fiscal 2004 are small ethanol producer tax credits.

     The Company also has a Nebraska investment credit carryforward of $3,597,000, expiring in fiscal 2003, which may be used to offset taxes in the State of Nebraska.

     The tax net operating loss carryforward and federal tax credit carryforwards discussed above and other matters result in deferred tax assets under FASB 109 totaling $12,886,000 at June 30, 1996 (see below). The book basis of property, plant and equipment in excess of its tax basis results in an offsetting deferred tax liability of $9,964,000, and the valuation allowance offsets an additional $2,922,000, leaving no net deferred tax assets at June 30, 1996. Future tax expenses, if any, may be offset, at least in part, by net increases in future tax assets (including changes in the valuation allowance) to the extent that such assets exceed the amounts of future deferred tax liabilities. The Company expects to continue annually to provide for a reasonable valuation allowance, to reduce deferred tax assets to zero until such time as future taxable income is generated or assured (if ever).


     Income taxes consisted of:

                                                              June 30,
                                              -----------------------------------------
                                                 1996          1995            1994
                                              -----------    -----------    -----------
     Current tax expense                      $   355,256    $   141,377    $     4,448
     Tax effect of changes in deferred
       tax assets and liabilities:
        Book basis of plant and
          equipment in excess of tax
          basis                                2,652,000      1,216,000       (351,807)
        Nondeductible accrued expenses          (303,000)            --             --
        Reduction of net operating
          loss carryforward                    1,588,000      1,195,000        151,602
        Decrease (increase) in tax
          credits carryforward                    80,000            --      (1,500,000)
        Nebraska investment
          credit carryforward                   (170,000)    (3,427,000)            --
        AMT credit carryforward and
          other                                 (230,000)      (179,000)       (58,044)
        Change in asset valuation allowance   (3,617,000)     1,195,000      1,758,249
                                              -----------    -----------    -----------
    Deferred tax expense                             -0-            -0-            -0-
                                              -----------    -----------    -----------
    Income tax expense                        $   355,256    $   141,377    $     4,448
                                              ===========    ===========    ============


     A reconciliation between the actual income tax expense and income taxes computed by applying the statutory Federal income tax rate to earnings before income taxes is as follows:

                                                     June 30,
                                     --------------------------------------
                                         1996          1995         1994
                                     -----------   -----------   ----------
    Computed income taxes, at 34%    $ 4,139,953   $ 2,112,687   $ (315,861)
    Utilization of net operating
      loss carryforwards              (4,139,953)   (2,112,687)          --
    Alternative minimum tax              239,256       141,377           --
    Other, net                           116,000            --      320,309
                                    -----------   -----------   ----------
         Total income tax expense    $   355,256   $   141,377   $    4,448
                                     ===========   ===========   ==========

     The Company has deferred income tax liabilities and assets arising from the following temporary differences and carryforwards:

                                                             June 30,
                                                   ---------------------------
                                                       1996           1995
                                                   ------------   ------------
      Deferred tax liabilities:
       Book basis of property, plant and
         equipment in excess of tax basis          $  9,964,000   $  7,312,000
                                                   ============   ============
      Deferred tax assets:
         Net federal and state operating loss
           carryforwards                           $  2,531,000   $  4,119,000
         Nebraska investment credit carryforward      3,597,000      3,427,000
         General business credit carryforward         5,777,000      5,857,000
         AMT credit carryforward and other              678,000        448,000
           Nondeductible accrued expenses               303,000             --
                                                   ------------   ------------

                                                     12,886,000     13,851,000
       Less:  Valuation allowance                     2,922,000      6,539,000
                                                   ============   ============
                                                   $  9,964,000   $  7,312,000
                                                   ============   ============
       Net deferred income taxes                   $       -0-    $        -0-
                                                   ============   ============

10.  PREFERRED STOCK

     The Company had 25,000 shares authorized of no par value cumulative preferred stock at June 30, 1994. All 25,000 shares were designated 11.5% cumulative preferred stock and were outstanding. Cumulative dividends on the outstanding preferred stock aggregating $174,200 ($6.98 per share) had not been declared or provided for at June 30, 1994. During the fiscal year ended June 30, 1995, the preferred stock was converted into 36,918 shares of common stock.

11.  COMMON STOCK SPLITS

     On January 28, 1994, the Company resolved to initiate a Common Stock Split program increasing the number of outstanding shares. The stock splits were effected in the form of stock dividends. Beginning with the January 31, 1994 declaration and ending with the final stock split on February 22, 1995, the Company increased the total outstanding common stock shares from 5,107,404 to 15,470,947.

       Declared        Payable          Split
       --------        -------      --------------
       1/31/94        2/18/94      6 shares for 5
       4/29/94        5/27/94      6 shares for 5
       7/19/94        8/22/94      3 shares for 2
       1/10/95        2/22/95      4 shares for 3

     The earnings per common share for the years ended June 30, 1995 and 1994 have been retroactively adjusted for the above splits as if they had occurred on July 1, 1993.

12.  STOCK OPTIONS


     The following summarizes the Company's stock option transactions:


                   Original               Compensation and
                    Shares     Exercise   Directors' Fees      Shares
                    Granted    Price as   Recorded as 1994    Remaining
                   Adjusted    Adjusted   Selling, General   Under Option
        Grant     for Stock   for Stock  and Administrative  at June 30,    Expiration
        Date       Splits       Splits         Expenses         1996           Date
        -----      -------      ------       -----------        -------       -----
        12/92      302,400      0.6076       $ 1,014,366             --       12/02
        12/92      504,000      5.3819                          288,000*      12/02
        08/93       36,000      5.3819                           36,000*      12/02
        12/93      576,000      3.3438                          248,333*      12/03
        12/94      576,000      8.3440                          504,000*      12/04
        05/95       15,000      5.2500                           15,000*      04/05
        05/95       25,000      5.6300                           25,000*      05/05
        08/95      366,746      5.2500                          366,746       08/05
        08/95       28,800      5.2500                           28,800       08/96
        08/95       28,800      5.2500                           28,800       02/98
        08/95       12,275      5.2500                           12,275       05/98
        08/95       28,800      5.2500                           28,800       04/98
        08/95       57,600      5.2500                           57,600       07/98
        08/95      108,400      5.2500                          108,400       12/02
        08/95       14,400      6.1250                           14,400       08/96
        08/95       28,800      6.1250                           28,800       02/98
        08/95       28,800      6.1250                           28,800       04/98
        08/95       50,000      5.5000                           50,000       12/03
        10/95       86,400      5.6250                           86,400       12/02
        01/96       35,000      4.3750                           35,000       12/03
        05/96       28,800      3.8125                           28,800       05/98
        05/96       43,200      3.8125                           43,200       12/02
        05/96       40,000      3.5000                           40,000*      05/06
                                            -----------       ---------
                                            $ 1,014,366       2,103,154
                                            ===========       =========

* Subject to reload.

                                                                        18

     The Company granted 986,821 and 522,000 shares under option during fiscal years 1996 and 1995, respectively, at the then fair market prices and no compensation expense was recognized.

     The Company granted 226,800 options during fiscal year 1993 in lieu of compensation to be earned in fiscal years 1993 and 1994. The Company recorded compensation expense of $1,014,366 in the year ended June 30, 1994 for the options.

     During the year ended June 30, 1996, options for 72,000 shares were allowed to expire and the following options were exercised:

       Number           Price
       of Shares        Per Share
       ---------        ---------
       300,275         $ 0.6076
        57,600           1.4653
        57,600           1.8889
       115,200           2.0833
        85,000           3.3438
        66,667           5.3480
        22,000           5.3819
        72,000           8.3440
       -------
       776,342
       =======

     During the year ended June 30, 1995, the following options were exercised:

      Prior to February 22, 1995     After the February 22, 1995
            Stock Split                     Stock Split
      --------------------------     -------------------------
       Number            Price           Number         Price
      of Shares       Per Share        of Shares      Per Share
       -------        ----------       ---------      ---------
       162,600         $  .8100          44,518        $  .6080
        74,000           4.4580          57,586          1.4640
        54,000           7.1760          28,793          1.9000
                                        143,982          3.3450
                                         50,000          5.3820
       -------                          -------
       290,600                          324,879
       =======                          =======

     No options were exercised during the year ended June 30, 1994.

     The Company's 1990 and 1992 Stock Option Plans, under which all of the previously discussed options were granted, were approved for modification at the Company's November 1994 stockholder meeting. The approved amendments provide that when optionees exercise their options, above, and remit the exercise payment to the Company, they may be granted a one-time option to purchase a like quantity of Common Shares as those options exercised
     (Reload Options).   The Reload Options shall have an exercise
     price equal to the closing sales price of the Company's Common Stock on the day in which the original options were exercised, and shall have an exercise period that extends to the later of one year from the date of grant of the Reload Option or the expiration date of the originally exercised option.

     The implementation of the above amendments to the 1990 and 1992 plans was delayed by the Directors until August 2, 1995. On that date, 366,746 options were granted to optionees who had exercised their options prior to August 2, but after November, 1994, as compensation for the delay in implementation of the "Reload" amendments. The exercise price of these options was $5.25, the closing sales price on August 2, 1995. Further, on August 4, 1995, options totaling 264,675 were exercised; accordingly, Reload Options in the same amount were granted at that day's closing price, also $5.25 per share. These 631,421 options are not subject to further "Reload" provisions.


13.  MAJOR CUSTOMERS


     Sales to individual customers of 10% or more of net product sales and revenues are as follows:

                               Sales During the Fiscal               Trade Accounts Receivable
                                 Ended June 30,                      Balance at June 30,
                    --------------------------------------------    --------------------------
       Customer          1996            1995            1994             1996         1995
    ------------    ------------    ------------    -----------    ------------    -----------
           A        $         --    $         --    $  3,810,141    $        --    $        --
           B                  --              --       6,215,607             --             --
           C          11,356,458       8,871,672       8,505,444        568,016        305,445
           D           8,553,353       8,384,212              --        587,508         65,521
           E                  --       9,345,425              --             --      1,049,577
           F          13,917,311              --              --             --             --
                    ------------    ------------    ------------    -----------    -----------
                    $ 33,827,122    $ 26,601,309    $ 18,531,192    $ 1,155,524    $ 1,420,543
                    ============    ============    ============    ===========    ===========



14.  EARNINGS PER SHARE

     Earnings per common and dilutive common equivalent share are computed by dividing net earnings, less (plus) cumulative dividends (undeclared) on the 11-1/2% cumulative preferred stock, by the weighted average number of common stock and common stock equivalent shares with a dilutive effect.

     Share and per share information have been adjusted to give effect to stock splits in the three years ended June 30, 1996.

     Earnings per common share assuming full dilution assume, in addition to the above, the additional dilutive effect of stock options whenever the period end stock price of the Company is higher than the average stock price of the Company during the period. Such per share amounts are not separately presented since they are equal to earnings per common and dilutive common equivalent share.


     The weighted average number of common stock and common stock equivalent shares used in the computation of net earnings per share of common stock is as follows:

                                                  1996         1995           1994
                                               ----------    ----------    ----------
     Earnings per common and dilutive
       common equivalent share:
        Weighted average common shares         15,736,310    14,760,967    14,419,877
        Stock options                             192,095       908,134     1,139,847
                                               ----------    ----------    ----------
        Average common and common
          dilutive shares outstanding          15,928,405    15,669,101    15,559,724

    Earnings per common share
      assuming full dilution:
         Additional dilutive effect of
           stock options                               --            --            --
                                               ----------    ----------    ----------
       Common stock outstanding
         assuming full dilution                15,928,405    15,669,101    15,559,724


15.  ADDITIONAL INFORMATION FOR STATEMENTS OF CASH FLOWS

                                1996          1994          1993
                             -----------    -----------    ---------
        Rent paid            $   865,941    $   806,942    $ 422,569
        Interest paid          2,249,297      2,051,866      391,801
        Income taxes paid        645,000        145,813      167,825

     The Company had the following non-cash transactions:

                                                   1996          1995
                                                 ---------     ---------
Acceptance of notes receivable in exchange
  for sale of property, plant and equipment $ -- $ 400,000 Purchase of property, plant and equipment
  in exchange for debt                              66,286       496,250
Exchange of preferred stock for common stock            --       150,000
Increase in accrued compensation costs
  at implementation of employee stock
  purchase plan                                    141,937            --
Surrender of common stock in lieu of
  employee payroll tax obligations                 493,283            --
Increase in additional paid-in-capital from
  tax benefit of exercise of stock options         116,000            --


16.  EMPLOYEE STOCK PURCHASE PLAN

     In August, 1995 the Company adopted a compensatory Employee Stock Purchase Plan to provide employees of the Company with an incentive to remain with the Company and an opportunity to participate in the growth of the Company. The plan is administered by the Company's Board of Directors. Employees with one year of service are able to elect annually to purchase shares of the Company's common stock at a price equal to 50% of its lowest market value recorded between May 1 and August 1 of each calendar year. The aggregate number of shares which may be purchased under the plan shall not exceed 80,000 as adjusted for stock splits or stock dividends. These shares may be purchased over the 3-year effective period of the Plan. The employees, with the exception of certain officers, pay for their stock through payroll deductions as well as vest pro rata over 5 years.

     Employees must elect to purchase a designated number of shares on or before May 15 of each calendar year, except that the election for the first year may be made on or before January 31, 1996. The number of shares that may be purchased by each employee is limited to 100 shares per year of service. The shares are paid for by the participating employees through payroll deductions ratably over a five-year period and prepayment is not permitted. The employee vests in the shares over the same five-year period based on the amounts paid.
     Shares are transferred to the employee only at the end of the five-year period. Compensation value is measured on August 1 of each year, which is the first date that both the purchase price and the number of shares are known, except that for the plan's first year, the measurement date is January 31, 1996. The amount of compensation measured on the measurement date is recorded as deferred compensation and charged to expense over the periods in which the employee performs the related services, which is the same as the vesting period.

     The Company also adopted a stock purchase plan for certain key management personnel, which is similar to the above plan, except that the aggregate number of shares available shall not exceed 250,000 and the employee is limited to 1,000 shares plus an additional 1,000 shares for each year of service. Vesting is the same as above except that any employee who is also an officer of the Company and who has achieved at least ten continuous years of employment shall have the option to prepay any balance due for shares purchased under the plan. At that time, the Company will immediately transfer said shares to the employee. The amount of compensation measured for this key management employee plan is on the same measurement date as set forth above for the employee plan. Deferred compensation is recorded and charged to expense over the five-year vesting period except for those officers with ten continuous years of service. For those officers, the expense is recognized immediately upon the measurement date.

     During 1996, employees and key management personnel elected to purchase 75,700 shares at $2.50 per share. Deferred compensation recorded in the equity section of the balance sheet was $141,937 and current year amortization of the deferred compensation recognized in the income statement was $53,230.

17.  401(k) PLAN

     The Company adopted a 401(k) Plan on June 1, 1991. All employees who are over the age of 19 and have one year (1,000 hours) of service are eligible to participate. Employees may contribute from 1% to 12% of their pay. The Company matches 100% of the first 1% of employee salary deferrals and 50% of the next 5% of employee salary deferrals. The Company contributions to the Plan for the years ended June 30, 1996, 1995 and 1994 were $27,100, $29,165 and $22,614, respectively.

18.  CHANGE IN ACCOUNTING ESTIMATE

     Effective July 1, 1994, the Company revised its estimate of the useful lives of various components of the Colwich ethanol production facility for financial statement purposes. Previously, the facility was depreciated over 20 years. The change involved the Company separating the ethanol facility into various components and changing the estimated lives to 5 - 40 years, depending on the component. The Company is depreciating the net book value of the various components over their estimated remaining lives of 3 - 30 years. These changes were made to better reflect the estimated period during which the various components will remain in service. The change had the effect of reducing depreciation expense and increasing net income for the fiscal years ended June 30, 1996 and 1995 by approximately $660,000 and $.04 per share.

The Stockholders and Board of Directors
High Plains Corporation

We have audited the accompanying balance sheets of High Plains Corporation as of June 30, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Plains Corporation as of June 30, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.




       ALLEN, GIBBS & HOULIK, L.C.

August 23, 1996 (except for Note 2,
  which is as of September 16, 1996)
Wichita, Kansas




   Market For The Registrant's Common Equity
(located on page 21, which is the inside of the back cover, at the bottom of the page)

   The Company is traded on the NASDAQ National Market under the symbol HIPC.

   The table below sets forth the range of high and low market prices for the Company's shares during fiscal 1996 and fiscal 1995. These prices have been adjusted to reflect the stock splits effected in the form of a stock dividend payable on August 19, 1994, and February 22, 1995. These prices do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

   FISCAL        PRICE               FISCAL        PRICE
---------------------------------------------------------------
    1996      HIGH     LOW            1995      HIGH      LOW
---------------------------------------------------------------
1ST QUARTER   6-3/8   4-7/8      1ST QUARTER    6-3/4   5-1/4
2ND QUARTER   6-1/8   4          2ND QUARTER   10-1/2   5-7/8
3RD QUARTER   5       3-1/4      3RD QUARTER   10-1/8   5-3/4
4TH QUARTER   4-3/4   3-1/4      4TH QUARTER    7-1/2   4-1/4





CORPORATE INFORMATION (located on page 21, which is the back inside cover, at far right hand column, going down the entire length of the page)

BOARD OF DIRECTORS

Stanley E. Larson (2)
Chairman of the Board
President of High Plains Corporation

John F. Chivers (2)
Chivers Realty

H. T. Ritchie (1)
Secretary of High Plains Corporation
President of Ritchie Corporation

Roger D. Skaer (3)
Treasurer of High Plains Corporation

Daniel O. Skolness (1)(3)
President of Skolness, Inc.

Donald M. Wright (2)(3)

(1) Policy and Compensation Committee Member
(2) Nominating Committee Member
(3) Budget and Audit Committee Member




OFFICERS

Stanley E. Larson
President and Chief Executive Officer

H. T. Ritchie
Secretary

Roger D. Skaer
Treasurer

Raymond G. Friend
Executive Vice President
Chief Financial Officer


Corporate Headquarters
High Plains Corporation
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas 67202
(316)269-4310, fax: 269-4008

Ethanol Facility - Colwich
412 N. First St.
P.O. Box 427
Colwich, Kansas 67030
(316)796-1234, fax: 796-1523

Ethanol Facility - York
Rural Route 2, Box 60
York, Nebraska 68467
(402)362-2285, fax: 362-7041

Annual Meeting
November 15, 1996
The Broadview Hotel
400 W. Douglas
Wichita, Kansas
The Crystal Ballroom
10:00 a.m.

Certified Public Accountants
Allen, Gibbs & Houlik, L.C.
Wichita, Kansas

Registrar & Transfer Agent
American Stock Transfer Co.
40 Wall Street, 46th Floor
New York, NY  10005
(718)921-8206

Stock Information
High Plains Corporation stock is traded on NASDAQ under the symbol HIPC

Information Contact
Stanley E. Larson, High Plains Corporation
Raymond G. Friend, High Plains Corporation


Availability of 10-K

A copy of the Company's fiscal 1996 annual report on Form 10-K filed with the Securities and Exchange Commission will be made available to interested stockholders without charge upon written request to the Chief Financial Officer at the above Corporate Headquarters.

Outside back cover:

LOGO:  (COLORED)  e t h a n o l  Better Gas. Cleaner Air.


HIGH PLAINS CORPORATION
O. W. Garvey Building
200 W. Douglas, Suite #820
Wichita, Kansas  67202
(316)269-4310 fax: 269-4008


TRADING SYMBOL: NASDAQ-HIPC


High Plains Internet Home Page:
http://www.ctaonline.com/ir/hipc.htm